UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PLAYA HOTELS & RESORTS N.V.

(Name of Subject Company (Issuer))

HI HOLDINGS PLAYA B.V.

(Name of Filing Person (Offeror))

An indirect wholly-owned subsidiary of

HYATT HOTELS CORPORATION

(Name of Filing Person (Parent of Offeror))

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

N70544106

(CUSIP Number of Class of Securities)

Mark S. Hoplamazian President and Chief Executive Officer Hyatt Hotels Corporation 150 North Riverside Plaza, 8th Floor Chicago, Illinois 60606 (312) 750-1234	Margaret C. Egan HI Holdings Playa B.V. Herikerbergweg 238 1101 CM Amsterdam, the Netherlands +31205755600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michele M. Anderson, Esq.

Cathy A. Birkeland, Esq.

Roderick O. Branch, Esq.

Michael A. Pucker, Esq.

Latham & Watkins LLP

330 N. Wabash Ave., Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), in the capital of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”) at a cash price equal to $13.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. Playa’s principal executive offices are located at Keizersgracht 555, 1017 DR Amsterdam, the Netherlands. Playa’s telephone number at such address is +31 20 240 9000. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Playa” is incorporated herein by reference.

(b) This Schedule TO relates to the Offer by Buyer to purchase all issued and outstanding Shares. The information set forth on the cover page and in the section of the Offer to Purchase entitled “Introduction” and “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Hyatt Hotels Corporation, a Delaware corporation, and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Parent, Buyer and Certain Related Persons” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(v), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Material United States Federal Income Tax Consequences”

•	Section 6—“Material Dutch Tax Consequences”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Playa”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

•	Section 14—“Certain Effects of the Offer”

•	Section 16—“Conditions of the Offer”

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

•	Section 19—“Miscellaneous”

(a)(1)(ix)-(xi), (a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9—“Certain Information Concerning Parent, Buyer and Certain Related Persons”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Playa”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

(c) (1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Playa”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

•	Section 14—“Certain Effects of the Offer”

•	Section 15—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Parent, Buyer and Certain Related Persons”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Playa”

•	Section 18—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Parent, Buyer and Certain Related Persons”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Playa”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”

•	Section 16—“Conditions of the Offer”

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 12—“The Transaction Agreements”

•	Section 16—“Conditions of the Offer”

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 14—“Certain Effects of the Offer”

(a)(5) The information set forth in the following section of the Offer to Purchase is incorporated herein by reference:

•	Section 17—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of February 24, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Newspaper Advertisement, as published in The New York Times on February 24, 2025.

(a)(5)(A)	Press Release, dated as of February 10, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Parent with the SEC on February 10, 2025).

(b)*	Amended and Restated Debt Commitment Letter, dated as of February 19, 2025, from the lender party thereto.

(d)(1)	Purchase Agreement, dated as of February 9, 2025, by and among Parent, Buyer and Playa (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Parent with the SEC on February 10, 2025).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI HOLDINGS PLAYA B.V.

BY	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

BY	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

HYATT HOTELS CORPORATION

BY	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

Date: February 24, 2025